August 10, 2015

VIA EDGAR

Re:	Peabody Energy Corporation
Preliminary Proxy Statement on Schedule 14A
Filed July 29, 2015
File No. 001-16463

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Reynolds, Assistant Director

                 Office of Beverages, Apparel, and Mining

Dear Mr. Reynolds:

On behalf of Peabody Energy Corporation (the “Company”), we, hereby, transmit via EDGAR with the Securities and Exchange Commission (the “Commission”), a Revised Preliminary Proxy Statement on Schedule 14A (“PRER 14A”) to the above-referenced Preliminary Proxy Statement on Schedule 14A filed by the Company on July 29, 2015 (“PRE 14A”). PRE 14A has been revised in response to the Staff’s comments.

In addition, we are providing the following response to your comment letter, dated August 7, 2015, regarding PRE 14A. To assist your review, we have retyped the text of the Staff’s comment in italics below. The response and information described below are based upon information provided to us by the Company.

Effect of the Reverse Stock Split on Holders of Outstanding Common Stock, page 8

1.

We note your disclosure regarding the principal effects of the reverse stock split. Please tell us whether any of the five alternative reverse split ratios will have a going-private effect under Exchange Act Rule 13e-3(a)(3)(ii). Please revise your disclosure to clearly state, if true, that if you implement the reverse stock split, the ratio chosen would not be reasonably likely to, or would not have a purpose to, produce a going private effect, or advise.

The Company has carefully considered whether the reverse stock split will have the effect of a going private transaction and has determined that any of the five alternative reverse stock split ratios will not have the effect of a going private transaction. The Company intends to remain a reporting company, and does not have any intention of going private or deregistering as a reporting company. PRE 14A has been revised to add the following sentence to clearly state that if the Company implements the reverse stock split, none of the proposed ratios would be reasonably likely to, or would have a purpose to, produce a going private effect, in accordance with the Staff’s comment:

“The Reverse Stock Split is not intended to be a first step in a series of steps leading to a “going private transaction” pursuant to Rule 13e-3 under the Securities Exchange Act of 1934, as amended. Implementing the Reverse Stock Split would not reasonably likely result in or would not have a purpose to, produce a going private effect.”

* * * * *

The Company further acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call Risë B. Norman at 212-455-3080 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission
Hillary Daniels
Pamela Howell
Brigitte Lippmann

Peabody Energy Corporation
Glenn L. Kellow
Bryan Sutter